SHEARMAN & STERLING
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WASHINGTON, D.C.

May 14, 2002

BY HAND DELIVERY

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Air France
Information Pursuant to Rule 12g3-2(b)
File No. 82-5050

Dear Sir or Madam,

On behalf of Air France and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find enclosed two press releases dated May 13, 2002, the first announcing turnover for the year 2001-2002 and the second announcing the traffic results for April 2002.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (+33-1-53-89-70-00) should you have any questions.

Very truly yours,

Manuel A. Orillac

cc: Jean-Marc Bardy, Dominique Barbarin
Air France

dlw 5/21

82-5050

AIR FRANCE

Information

Turnover

Roissy, 13 May 2002

■ FISCAL YEAR 2001-02: TRAFFIC AND UNIT REVENUE WITHSTOOD THE CRISIS WELL

FOURTH QUARTER (JANUARY-MARCH)

- 1.5% growth in turnover to 3.04 billion euros
- Seat load factor up 1.8 points
- Increase in unit revenue per available seat-km

ANNUAL TURNOVER (APRIL-MARCH)

- 2% increase in turnover to 12.53 billion euros
- Stable yield

Consolidated turnover

	4th quarter to 31 March		Change	Total Year to 31 March		Change (1)
(in million euros)	2002	2001		2002	2001	
Scheduled passenger	2,300	2,249	+2.3%	9,491	9,086	+4.5%
Other passenger revenues	208	209	-0.5%	887	936	-5.2%
Total passenger	**2,508**	**2,458**	**+2.0%**	**10,378**	**10,022**	**+3.6%**
Cargo	316	302	+4.6%	1,257	1,315	-4.4%
Other cargo revenues	46	37	+24.3%	191	176	+8.5%
Total cargo	**362**	**339**	**+6.8%**	**1,448**	**1,491**	**-2.9%**
Maintenance	133	150	-11.3%	548	566	-3.2%
Other	37	48	-22.9%	154	201	-23.4%
Total turnover	**3,040**	**2,995**	**+1.5%**	**12,528**	**12,280**	**+2.0%**

(1) Consolidation of Regional Airlines over 12 months, CityJet over 10 months and Brit Air, Flandre Air and Proteus over 6 months in fiscal 2000-01.

Fourth quarter at 31 March 2002

Total revenues for the 4th quarter grew 1.5% at 3.04 billion euros.

- **Passenger operations: slight increase in turnover and in unit revenue per available seat-km**

	Three months ending		
	31/03/2002	31/03/2001	Change
Total passenger turnover (m€)	2,508	2,458	+2.0%
Consolidated scheduled passenger turnover (M€)	2,300	2,249	+2.3%
including Air France			
- Scheduled passenger turnover (m€)	2,124	2,109	+0.7%
- Unit revenue per ASK (euro cents)	7.15	7.06	+1.3%
- Yield per RPK (euro cents)	9.26	9.36	-1.0%

Total passenger revenues grew 2.0% to 2.51 billion euros. Regional subsidiaries contributed 186.85 million euros.

The growth in scheduled passenger revenues during Q4 reflects the upturn in traffic since the beginning of the year.

Air France (parent company) scheduled passenger turnover posted an increase of 0.7% to 2.12 billion euros, while other air transport revenues dropped 10% to 133 million euros, mainly due to the fall in code-sharing earnings, as the buying and selling of seat blocks is gradually being replaced by a commission-based system.

During this quarter, available seat-km fell 0.6% while traffic grew 1.7%, resulting in a 1.8-point increase in the seat load factor, which stood at 77.2%. Unit revenue per available seat-km (RASK) grew 1.3% following a 0.6% fluctuation in the exchange rate. Yield, unit revenue per passenger revenue-km (RRPK), dropped 1.0%.

- **Cargo operations: gradual recovery of traffic and substantial increase in yield (unit revenue per revenue tonne-km)**

Total revenues for cargo operations grew 6.8% to 362 million euros and scheduled cargo turnover by 4.6% to 316 million euros, reflecting the upturn in traffic during this quarter.

	Three months ending		
	31/03/2002	31/03/2001	Change
Total cargo revenues	362	339	+6.8%
Scheduled cargo turnover (m€)	316	302	+4.6%
- Unit revenue per ATK (euro cents)	16.76	16.17	+3.7%
- Yield per RTK (euro cents)	25.65	24.02	+6.8%

Capacity grew by 0.9% whereas traffic dropped 2.0%, leading to a 2-point decline in load factor to 65.2%. However, traffic gradually recovered over the three months and unit revenue per available tonne-km showed substantial growth of 3.7% and 2.1% excluding currency effects.

- **Other operations**

Maintenance operations saw an 11.3% decline in turnover to 133 million euros. Other revenues dropped 22.9% to 37 million, mainly due to the winding down of the postal operations of Air France's subsidiary SEA. From now on, these activities primarily concern catering, where turnover amounted to 36.7 million euros (up 18.9% not on a like-for-like basis).

Fiscal year 2001-02

In this year's very difficult context, the Air France Group posted a good commercial performance with total revenues up 2.0% to 12.53 billion euros.

- **Passenger operations**

	12 months to		
	31/03/2002	31/03/2001	Variation
Total consolidated passenger turnover (m€)	10,378	10,022	+3.6%
Consolidated scheduled passenger turnover (m€)	9,491	9,086	+4.5%
Including Air France			
- Scheduled passenger turnover (m€)	8,806	8,724	+0.9%
- Unit revenue per ASK (euro cents)	7.11	7.30	-2.5%
- Yield per RPK (euro cents)	9.29	9.34	-0.6%

Consolidated passenger revenues increased by 3.6% to 10.38 billion euros. Regional subsidiaries contributed 727.6 million euros (albeit not on a like-for-like basis).

Air France (parent company) scheduled passenger revenues showed a slight growth, while capacity increased by 3.5% and traffic by 1.6%. The seat load factor dropped 1.5 points to 76.6%.

Unit revenue per available seat-km (RASK) posted a 2.5% decline with no currency effect. Yield (unit revenue per RPK) dropped slightly by 0.6%. This data proves that Air France's commercial performance did not detract from its profitability.

Air France operations and turnover can broken down per network as follows:

12 months to 31 March 2002	Capacity (ASK)	Traffic (RPK)	Turnover
Long-haul	+4.5%	+2.6%	+2.1%
International medium-haul	+1.9%	-0.9%	-1.9%
Domestic medium-haul	-0.9%	-3.2%	+1.6%
Total	+3.5%	+1.6%	+0.9%

- **Cargo operations**

	Total 12 months ending		
	31/03/2002	31/03/2001	Change
Total cargo revenues (m€)	1,448	1,491	-2.9%
Scheduled cargo turnover (m€)	1,257	1,315	-4.4%
- Unit revenue per ATK (euro cents) - Yield per RTK (euro cents)	15.86 24.53	16.24 24.40	-2.3% +0.5%

Total turnover for cargo operations dropped 2.9% to 1.45 billion euros, with a 4.4% decline in scheduled cargo revenues which suffered from the economic slowdown at the beginning of the year and the effects of the terrorist attacks.

Unit revenue per available tonne-km fell 2.3% and 1.3% excluding currency effects. Yield per RTK weathered the crisis well and even grew by 0.5% (up1.5% excluding currency).

- **Other operations**

Maintenance revenues dropped 3.2% to 548 million euros and other revenues declined 23.4% to 154 million euros. Catering, included in other operations, grew 8.1% to 148.8 million euros.

Preview of annual results

Air France confirms its forecast of a positive result for fiscal 2001-02 even before factoring in the compensatory sum paid by the French government for the closure of U.S. airspace from 11 to 14 September 2001 (28.6 million euros), and the refund of additional security expenditure (24 million euros).

The annual results will be published on 28 May 2002 after closure of the stock exchange.

Key dates

A conference call on turnover will be held on Tuesday, 14 May at 3 pm (London time). To connect, please call the following number: 00 44 208 781 05 63.
A recording of the conference will be available for 10 days on 00 44 208 288 44 59 - password 687 982.

Contact : Dominique Barbarin (33) 1 41 56 88 60 - dobarbarin@airfrance.fr
Site internet : www.airfrance-finance.com

STATISTICS

1. Traffic

	3 months to 31/03/02		3 months to 31/03/01	
	Air France	Regional sector	Air France	Regional sector
ASK (in millions)	29,703	1,117	29,895	614
RPK (in millions)	22,925	609	22,543	319
ATK (in millions)	1,887	-	1,865	-
RTK (in millions)	1,231	-	1,253	-

	12 months to 31/03/02		12 months to 31/03/01	
	Air France	Regional sector	Air France	Regional sector
ASK (in millions)	123,777	4,179	119,562	1,609
RPK (in millions)	94,828	2,399	93,355	875
ATK (in millions)	7,918	-	8,094	-
RTK (in millions)	5,117	-	5,384	-

2. Consolidated turnover

Contribution to turnover (in millions of euros)	**Total 12 months ending 31 March 2002**
Air France	11,526
Régional	329
Brit Air	291
CityJet	108
Others	274
Total	**12,528**

Contact : Dominique Barbarin (33) 1 41 56 88 60 - dobarbarin@airfrance.fr
Site internet : www.airfrance-finance.com

AIR FRANCE

Information

Traffic

Roissy, 13 May 2002

APRIL 2002 TRAFFIC IN LINE WITH FORECAST AND UNIT REVENUE BETTER THAN EXPECTED

- **Traffic down 3.3%, capacity drops 1.6%, load factor at 77.9%**
- **Substantial increase in RASK (excluding currency effect)**

Passenger operations

In April, the first month of the summer schedule, the Easter holidays (in March the previous year) and spring school vacation had a considerable impact on traffic, particularly domestic traffic:
- Capacity: down 1.6% in ASK (available seat-km)
- Traffic: down 3.3% in RPK (revenue passenger-km)
- Load factor: 77.9% (down 1.4 points)

On the other hand, unit revenues both for available seat kilometers and revenue passenger kilometers have shown a significant increase.

The regional sector, included in the statistics for the first time, posted a good performance in April (load factor: 61.1% up 0.5 points).

- Long-haul network

In April, long-haul traffic decreased 2.5% for a 1.4% drop in capacity. The load factor remained at the high level of 81.1% (down 0.9 points).

- On North American routes, capacity was cut by 13.9% while traffic fell 11.9%, leading to a 1.8-point improvement in the load factor to 80.1%.
- Capacity in Latin America slipped 6.9% and traffic 7.2%. The load factor remained stable at 77.9% (down 0.3 points).
- On the Asian network, both traffic and capacity posted a strong performance, with a 9.0% and 2.8% increase respectively. The load factor also gained 4.8 points, reaching 84.0%.

Contact : Dominique Barbarin (33) 1 41 56 88 60 - dobarbarin@airfrance.fr
Website: www.airfrance-finance.com

- On the Africa/Middle-East network, traffic jumped 31.2% and capacity 44.6%. The load factor stood at 72.7%, down 7.4 points. The arrival of large-capacity aircraft (such as the B747- 400) on this network explains this drop in load factor. However, it generates a substantial reduction in unit costs.
- Caribbean/Indian Ocean routes slipped 5.3% in capacity and 10.9% in traffic. The load factor remained at the high level of 84.2% (down 5.3 points).

- **International medium-haul network**

Activity in April on the European network was satisfactory, with traffic down 3.6%, in line with capacity (down 3.5%). The load factor remained stable at 70.6% (down 0.1 point).

- **Domestic medium-haul network**

Traffic on the domestic network posted a sharp decrease (down 9.6%) mainly due to the effect of Easter holidays and spring school vacation, while capacity remained stable (up 0.2%). The load factor dropped 7.1 points to 65.4%.

Cargo operations

Cargo operations in April showed strong growth, with traffic up 5.2% for an increase in capacity of 4.8%. The load factor remained stable at 65.2% (up 0.2 points). Although activity slowed down in North and Latin American regions, the Asia network posted a strong performance in April.

Outlook

Advance bookings over the next few months are promising.

STATISTICS

Air France

- **Passenger operations**

April 2002/April 2001	Capacity (ASK)		Traffic (RPK)		Load factor	
	in millions	in %	in millions	in %	in %	change
Americas	*3,081*	*-12.3%*	*2,492*	*-10.9%*	*80.9%*	*+1.3*
Asia	*1,723*	*+2.8%*	*1 448*	*+9.0%*	*84.0%*	*+4.8*
Africa-Middle East	*1,210*	*+44.6%*	*881*	*+31.2%*	*72.7%*	*-7.4*
Caribbean-Indian Ocean	*1,803*	*-5.3%*	*1 518*	*-10.9%*	*84.2%*	*-5.3*
Long-haul	**7,779**	**-1.4%**	**6 312**	**-2.5%**	**81.1%**	**-0.9**
Europe	**1,548**	**-3.5%**	**1 093**	**-3.6%**	**70.6%**	**-0.1**
France	**1,128**	**+0.2%**	**738**	**-9.6%**	**65.4%**	**-7.1**
Total	**10,456**	**-1.6%**	**8 143**	**-3.3%**	**77.9%**	**-1.4**

- **Cargo operations**

	Capacity (ATK)		Traffic (RTK)		Load factor	
	in millions	in %	in millions	in %	in %	change
April 2002 / April 2001	721	+4.8%	470	+5.2%	65.2%	+0.2

Regional sector

	Capacity (ASK)		Traffic (RPK)		Load factor	
	in millions	in %	in millions	in %	in %	change
April 2002 April 2001	405	+25.3%	248	+26.4%	61.1%	+0.5

Contact : Dominique Barbarin (33) 1 41 56 88 60 - dobarbarin@airfrance.fr